Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

April 11, 2014

VIA EDGAR TRANSMISSION

Mr. Derek Newman
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Balter Long/Short Equity Fund (S000043745)

Dear Mr. Newman:

This correspondence is being filed in response to your April 7, 2014 comments regarding the Trust’s Post-Effective Amendment (“PEA”) No. 565 to its registration statement.  PEA No. 565 was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) on Form N-1A on March 5, 2014 and is designated to become automatically effective on May 5, 2014 (60 days later).  The purpose of PEA No. 565 was to add two new sub-advisers to the Balter Long/Short Equity Fund (the “Fund”), managed by Balter Liquid Alternatives, LLC (the “Advisor”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

2.	Please expand the disclosure regarding the Net Operating Expenses to state that the expenses may be higher than the Expense Cap to the extent the Fund incurs excluded expenses.

The Trust responds by revising the disclosure accordingly.

3.	Please add corresponding risk disclosure to the Principal Investment Risks sections of the Prospectus for the sectors indicated in the Principal Investment Strategies section.

The Trust responds by directing the Staff’s attention to the Sector Risk disclosure and noting that this disclosure is intended to cover all of the sectors mentioned in the Principal Investment Strategies section of the Prospectus.

4.	On page 25 of the Prospectus, for all sub-advisers, please indicate that the prior performance information reflects deductions net of all fees and expenses.

The Trust responds by revising the disclosure accordingly.

Statement of Additional Information (“SAI”)

5.
Please indicate in the Millrace disclosure with respect to “conflicts of interest” that the sub-adviser generally buys and sells the same securities for each of its clients.  Additionally, please note that the next sentence in the disclosure appears to be incomplete.

The Trust responds by revising the disclosure accordingly.

6.	With respect to the Madison Street “compensation” disclosure, please indicate which benchmark is being used for comparison purposes for performance-based compensation.

The Trust responds by explaining supplementally that Madison Street does not use a benchmark for comparison purposes.  Portfolio manager compensation is determined by applying a “high water mark” to the other accounts that Madison Street sub-advises.  This means that the portfolio manager will only receive performance fees, on its other accounts, when the value of the other accounts is greater than their previous greatest value.  Should the assets of Madison Street’s other accounts drop in value, then the portfolio manager must bring the assets back above the previous greatest value before the portfolio manager can receive performance fees again.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings LLP